SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement  |  Lisbon  |  28 March 2014

Material Fact disclosed by Oi

Portugal Telecom, SGPS S.A. (“PT”) hereby informs on the material fact disclosed by Oi, S.A. (“Oi”) on the suspension of the public offering, according to the company’s announcement attached hereto

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Oi S.A.
Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43
Board of Trade (NIRE) No. 33.3.0029520-8
Publicly-Held Company

MATERIAL FACT

Suspension of the Public Offering

Oi S.A. (“Oi” or the “Company,” BM&FBOVESPA: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), in accordance with article 157, paragraph 4 of Law No. 6,404/76 (the “Brazilian Corporations Law”) and CVM Instruction No. 358/02, notifies its shareholders and the market in general that as of the date hereof, Oi received from the Brazilian Securities and Exchange Commission (“CVM”) Official Letter No. 129/2014, in which it was informed of the suspension, for a term of up to 30 days, of the public offering of common and preferred shares of Oi, whose request for registration is being analyzed by the CVM. The CVM stated that this decision is a result of the publication of “media articles published yesterday on the websites Exame.com, R7 Notícias and Estadão.com.br.”

The Company will provide the necessary clarifications to the CVM as soon as possible and will seek to resolve any irregularities in order to continue with the Offering.

The Company, through this Material Fact, reinforces its commitment strictly to observe the applicable capital markets laws and regulations, to clarify that it will take all necessary measures to prevent similar occurrences in the future and to neutralize any and all adverse effects caused by the statements made in the article.

THE COMPANY STRESSES AND REITERATES TO INVESTORS AND THE MARKET IN GENERAL THAT STATEMENTS CONTAINED IN MEDIA REPORTS SHALL NOT BE TAKEN INTO ACCOUNT WHEN DECIDING WHETHER TO INVEST IN THE OFFERING.

THE INVESTORS SHALL BASE THEIR INVESTMENT DECISIONS SOLELY AND EXCLUSIVELY ON INFORMATION CONTAINED IN THE PROSPECTUS, ONCE DISCLOSED, IN THE REFERENCE FORM, ESPECIALLY THE “RISK FACTORS,” “MARKET RISKS” AND THE “RISK FACTORS REALATED TO THE OFFERING AND OUR SHARES” AND PRINCIPAL RISK FACTORS RELATED TO THE COMPANY” CONTAINED IN THE PROSPECTUS. POTENTIAL INVESTORS SHOULD ONLY CONSIDER SUCH DOCUMENTS WHEN DECIDING WHETHER TO INVEST IN THE COMPANY’S SHARES, AND ONLY SUCH DOCUMENTS CONTAIN ALL MATERIAL INFORMATION FOR PURPOSES OF THE OFFERING. REVIEW OF THE PROSPECTUS WILL ALLOW A DETAILED AND SUFFICIENT ANALYSIS OF THE TERMS AND CONDITIONS OF THE OFFERING AND OF ITS INHERENT RISKS.

Rio de Janeiro, March 27, 2014.

OI S.A.

Bayard De Paoli Gontijo

Chief Financial Officer and Investor Relations Officer

Additional Information and Where to Find It:

Oi S.A. (“Oi”) has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Oi has filed with the SEC for more complete information about Oi and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus after filing if you request it by calling toll-free 1-855-672-2332.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2014

PORTUGAL TELECOM, SGPS, S.A.

	By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.